Exhibit 99.1

Brüush Announces Pricing of $5.0 Million Private Placement

VANCOUVER, BC / ACCESSWIRE / October 2, 2023 / Bruush Oral Care Inc. (NASDAQ: BRSH) (the “Company”), today announced that it has entered into a securities purchase agreement with an institutional investor to raise gross proceeds of approximately $5.0 million through a private placement, before deducting fees to the placement agent and other offering expenses payable by the Company.

In connection with the private placement, the Company will issue 79,724 of its common shares, a prefunded common share purchase warrant (the “Prefunded Warrant”) to purchase 7,181,146 common shares, and a common share purchase warrant (the “Common Warrant”) to purchase 8,350,000 common shares. Each of the Common Warrant and the Pre-funded Warrant have a term of five (5) years from the date of issuance.

The closing of the private placement is expected to occur on or about October 3, 2023, subject to the satisfaction of certain customary closing conditions.

EF Hutton, division of Benchmark Investments, LLC, is acting as the exclusive placement agent for the private placement.

The securities described above are being sold in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the Securities and Exchange Commission (the “SEC”) covering the resale of the common shares and the common shares issuable upon exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Bruush Oral Care Inc.

Bruush Oral Care Inc. is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018, Brüush is an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products. The Company is an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Brüush has developed a product to make upgrading to an electric brush appealing with three core priorities in mind: (i) a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition; (ii) a sleek, countertop-friendly design; and (iii) a convenient brush head refill subscription program that eliminates the frustrating experience of purchasing replacement brush heads at the grocery/drug store. The Company is rooted in building a brand that creates relevant experiences and content, with the goal of becoming the go-to oral care brand for millennials and Generation Z.

For more information on Brüush visit: https://bruush.com

Follow Brüush on LinkedIn: Bruush

Follow Brüush on Instagram: @bruush

Safe Harbor Forward-Looking Statements

This press release of Bruush Oral Care Inc. contains “forward-looking statements”. Words such as “may”, “will”, “could”, “should”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Investor Relations Contact:

Colette Eymontt

colette@tradigitalir.com